UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NEW YORK & COMPANY, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-32315	33-1031445
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

330 West 34th Street, 9th Floor, New York, New York	10001
(Address of principal executive offices)	(Zip Code)

Sheamus Toal

(212-884-2000)

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

New York & Company, Inc. (together with its subsidiaries, the “Company”, “we” or “our”) is a specialty retailer of women’s fashion apparel and accessories, providing NY Style that is feminine, polished, on-trend and versatile. The Company helps its customers feel confident, put-together, attractive and stylish by providing affordable fashion. The Company’s proprietary branded New York & Company® merchandise is sold through its national network of retail stores and online at www.nyandcompany.com.

The Company purchases finished apparel and accessories products both from importers and directly from manufacturers.

The Company is committed to ensuring that the products it sells are produced in a socially responsible way, and in keeping with this commitment, we have developed policies and procedures to help ensure that the Company complies with the Conflict Minerals Rule (defined below) regarding the presence of Conflict Minerals sourced from the Democratic Republic of the Congo or an adjoining country (each a “Covered Country”) in the Company’s supply chain. Conflict Minerals (also known as “3TG”) are defined as gold, cassiterite, columbite-tantalite, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten. In accordance with these policies and procedures, the Company reviews its entire product line on an annual basis to determine whether any of the products it manufactures or contracts for manufacture contain any 3TG which are necessary to the product’s functionality or production (such minerals hereinafter referred to as “Necessary 3TG”). After completing this review for calendar year 2015, we determined that small quantities of Necessary 3TG, namely gold and tin, are contained in certain components of the Company’s products, specifically zippers, buttons and other trim items.

As a result of this determination, the Company conducted in good faith a reasonable country of origin inquiry (“RCOI”) about the Necessary 3TG in the Company’s products for the reporting period ended December 31, 2015 in accordance with the requirements of Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), and the instructions to Form SD.  The RCOI was reasonably designed to determine whether any of the Necessary 3TG contained in our products originated in a Covered Country or came from recycled or scrap sources.

To conduct the RCOI, we engaged and made inquiries of all of our direct suppliers and we also directed our suppliers to make inquiries of their direct suppliers about the origin of the Necessary 3TG in our products.  We conducted our inquiry using the Conflict Minerals Reporting Template (“CMRT(s)”) developed by the Conflict-Free Sourcing Initiative.  As part of this process, we provided information and offered assistance to suppliers about the specifics of the Rule and the information requested in the CMRT. We requested that all our direct suppliers producing apparel and accessories for the Company in 2015 complete the CMRT.

We received responses from all of our direct suppliers (with the exception of two suppliers who had ceased doing business since the Company’s last purchase of products from them).  We reviewed each response and followed up with our suppliers as necessary to gather additional information.  The information we obtained through this process revealed that the Company’s Necessary 3TG originated from countries other than the Covered Countries. Based on these responses, we do not have reason to believe that the Necessary 3TG contained in any of the products sold to the Company in 2015 may have originated from the Covered Countries.

The information contained in this Form SD is publicly available on the Company’s website at http://www.nyandcompany.com/nyco/static/about/investor-relations/. The website and the information accessible through it are not incorporated into this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NEW YORK & COMPANY, INC.

By:	/s/ SHEAMUS TOAL
Sheamus Toal
Executive Vice President and
Chief Financial Officer

Date: May 31, 2016